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                                                              [LOGO OF MetLife]

MetLife Insurance Company USA
11225 North Community House Road
Charlotte, NC 28277

VIA EDGAR TRANSMISSION

April 12, 2016

Kimberly A. Browning, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-8629

Re:Pre-Effective Amendment No. 2 to the Registration Statement on Form N-4 for
   MetLife Insurance Company USA
   MetLife of CT Separate Account Eleven for Variable Annuities
   File Nos. 333-208464/811-21262
   (MetLife Premier Variable Annuity)

Dear Ms. Browning:

On behalf of MetLife Insurance Company USA (the "Company") and MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"), the Company acknowledges, with respect to the above-referenced filing, that:

   . should the Commission or the Commission staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   . the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, on behalf of the Separate Account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   . the Company, on behalf of the Separate Account, may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Kimberly A. Browning, Esq.
April 12, 2016
Page 2

If you have any questions about this matter, please call the undersigned at
(980) 949-4231 or Tom Conner at (202) 414-9208.

Sincerely,

/s/ Gregory E. Illson
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Gregory E. Illson
Vice President

cc:W. Thomas Conner, Esq
   Lindsey Coffey, Esq.